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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2001

Commission file number: 0-1424

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADC Telecommunications, Inc.
Retirement Savings Plan

B.
Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

ADC Telecommunications, Inc.

Minnesota (State or other jurisdiction of incorporation or organization)	41-0743912 (I.R.S. Employer Identification No.)
13625 Technology Drive Eden Prairie, Minnesota (Address of principal executive offices)	55344 (Zip Code)

        Issuer's telephone number, including area code: (952) 938-8080

ADC Telecommunications, Inc.
Retirement Savings Plan

Financial statements as of
December 31, 2001 and 2000
together with report of
independent public accountants

Report of independent public accountants

To the Plan Administrator of ADC Telecommunications, Inc. Retirement Savings Plan:

        We have audited the accompanying statements of net assets available for benefits of the ADC Telecommunications, Inc. Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2001 and 2000, and the changes in its financial status for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financials statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
March 28, 2002

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN
(EMPLOYER IDENTIFICATION NUMBER: 41-0743912) (PLAN NUMBER: 002)
Statements of net assets available for benefits
As of December 31

	2001	2000
ASSETS
Cash and cash equivalents	$1,821	$—
Investments, at fair value	296,358,856	491,783,026
Contributions receivable—employee	477,001	69,762
Contributions receivable—employer	295,399	121,908

LIABILITIES
Overdraft payable	—	(17,252)

Net assets available for benefits	$297,133,077	$491,957,444

The accompanying notes are an integral part of these statements.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN
(EMPLOYER IDENTIFICATION NUMBER: 41-0743912) (PLAN NUMBER: 002)
Statement of changes in net assets available for benefits
For the year ended December 31, 2001

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$491,957,444

INCREASES (DECREASES) DURING THE YEAR:
Employee contributions	34,497,157
Employee rollover contributions	8,292,036

Total employee contributions	42,789,193
Employer contributions	34,260,516
Investment income	2,859,759
Net realized/unrealized loss in fair value of investments (Note 2)	(238,907,958)
Benefit distributions to participants	(35,825,877)

Net decrease during the year	(194,824,367)

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$297,133,077

The accompanying notes are an integral part of this statement.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN
Notes to financial statements
December 31, 2001 and 2000

1 Plan description

General

        ADC Telecommunications, Inc. Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic salaried employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

Plan operations

        American Express Trust Company (the Trustee) is the trustee and recordkeeper of the Plan. ADC Telecommunications, Inc. is the Plan Sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions and making disbursements to participants. All audit, legal and plan administrative-related expenses are paid by the Company except for investment management fees which are paid by the Plan. During 2001, the Company paid $114,000 in expenses related to the Plan.

Eligibility

        Employees in recognized employment, as defined, may contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan.

Contributions and vesting

        Under the provisions of the Plan, participants may elect to make contributions from 1 percent to 15 percent of their pretax earnings. The Company matches 100 percent of an eligible participant's contributions up to the first 6 percent of eligible compensation. The Company may also make performance match contributions. Amounts credited to the accounts of participants for employer or employee contributions are fully vested.

        Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Distributions

        Those participants whose employment terminates due to retirement, death, disability or other reasons are entitled to a benefit equal to the amount credited to their accounts, to be paid in a lump-sum distribution.

Participant loans

        A participant may obtain a loan generally up to the lesser of one half of the participant's account balance or $50,000. The loan must be repaid with interest at 1 percent above the prime rate over a maximum of 15 years. Participants may repay loans through payroll deductions. Interest rates on participant loans ranged from 5.75 percent to 10.5 percent in 2001 and from 7 percent to 11 percent in 2000.

        As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant's investment allocation election.

Plan termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of termination, the participants shall receive 100 percent of their account balances.

2 Significant accounting policies

Basis of accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of investments

        Investments are recorded at fair value determined using quoted market prices for financial statement purposes. Changes in the fair value of investments between years are included in net increase (decrease) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Realized gains represent the difference between the net proceeds from the sale of investments and their fair value at the beginning of the year, or cost if purchased during the year. Purchases and sales of securities are recorded on a trade-date basis.

Use of estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3 Investments

        Upon enrollment in the Plan, a participant may direct employee contributions in any of 13 investment options.

        Investment securities, in general, are exposed to risks such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the participant account balances and statement of net assets available for benefits.

        The fair market value of individual investments that represent 5 percent or more of the Plan's net assets respectively as of December 31, 2001 and 2000 was as follows:

	2001	2000
ADC Telecommunications, Inc. common stock	$86,700,846	$283,164,062
American Century Income and Growth Fund	43,510,466	46,734,524
American Express Trust Stable Capital II Fund	37,399,653	*
Franklin Small/Mid Capital Growth Fund	37,019,461	43,370,083
Janus Overseas Fund	24,002,118	28,510,846
Dodge and Cox Balanced Fund	22,898,395	—

*
Was not 5% of net assets as of December 31, 2000

4 Tax status

        The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

5 Party-in-interest transactions

        Investments in mutual funds managed by the Trustee are considered exempt party-in-interest transactions. The Plan is also invested in ADC common stock. This investment also qualifies as an exempt party-in-interest transaction. The Plan allows participants to take loans against their account balances, which also qualifies as an exempt party-in-interest transaction.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN
(EMPLOYER IDENTIFICATION NUMBER: 41-0743912) (PLAN NUMBER: 002)
Schedule H, line 4i—Schedule of Assets (Held At End of Year)
As of December 31, 2001

Description	Current value
ADC Telecommunications, Inc. common stock*	$86,700,846
American Century Income and Growth Fund*	43,510,466
American Express Trust Stable Capital II Fund*	37,399,653
Franklin Small/Mid Capital Growth Fund	37,019,461
Janus Overseas Fund	24,002,118
Dodge and Cox Balanced Fund	22,898,395
INVESCO Dynamics Fund	10,929,743
American Express Trust Equity Index Fund I*	9,598,658
American Express Trust Long-Term Fund*	5,661,441
AXP Bond Fund*	5,112,576
American Express Trust Medium-Term Fund*	3,429,503
American Express Trust Short-Term Fund*	1,806,891
Columbia Small Cap Fund	1,544,892
Loans to participants, 5.75% to 10.5%*	6,744,213

Total investments	$296,358,856

*
Party-in-interest investment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan (Name of Plan)
	By:	ADC TELECOMMUNICATIONS, INC.
Date: May 9, 2002	By:	/s/ Robert E. Switz
		Name:	Robert E. Switz
		Title:	Executive Vice President and Chief Financial Officer

QuickLinks

Financial statements as of December 31, 2001 and 2000 together with report of independent public accountants
Index to financial statements and schedules
Report of independent public accountants
Statements of net assets available for benefits As of December 31
Statement of changes in net assets available for benefits For the year ended December 31, 2001
Notes to financial statements December 31, 2001 and 2000
Schedule H, line 4i—Schedule of Assets (Held At End of Year)  As of December 31, 2001
SIGNATURES